Exhibit 99.5

Phoenix New Media Limited

Using a black ink pen, mark your votes with an X as shown in this example.
Please do not write outside the designated areas.

2026 Annual General Meeting — Phoenix New Media Limited

PLEASE SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

The Board of Directors recommends a vote FOR Resolutions 1 through 6.

Ordinary Resolutions

	For	Against	Abstain
Res. 1
Res. 2
Res. 3
Res. 4
Res. 5
Res. 6

Change of Address — Please print new address below.

Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below. Signature — Please keep signature within the box.

1 U P X

PHOENIX NEW MEDIA LIMITED - 701061 - COMMON

Phoenix New Media Limited

AGENDA

Ordinary Resolutions

1.
To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2025.
2.
To approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP as independent auditor of the Company (the “Independent Auditor”) for the fiscal year ending December 31, 2026.
3.
To authorize the audit committee of the board of directors to fix the remuneration of the Independent Auditor.
4.
To re-elect Mr. Wei Xu, who was appointed by the board of directors to fill a vacancy on the board on May 14, 2026, as a director of the Company.
5.
To re-elect Mr. Yusheng Sun, who will retire by rotation pursuant to article 87(1) of the Company’s Articles of Association, as a director of the Company.
6.
To authorize each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

Proxy Form — Phoenix New Media Limited

JPMorgan Chase Bank, N.A., (the “Depositary”) has received notice that the Annual General Meeting (the “Meeting”) of shareholders of Phoenix New Media Limited (the “Company”) will be held at 2:00 p.m. local time, on November 20, 2026, at Floor 25, Tower B, POSCO Center, Hongtai East Street, Wangjing, Chaoyang District, Beijing 100102, People’s Republic of China, for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your American Depositary Receipt(s) FOR or AGAINST or to ABSTAIN from voting on the Resolutions, or any of them, proposed for the Meeting, kindly execute and forward to the Depositary the attached Proxy Form. The enclosed postage-paid envelope is provided for this purpose. This Proxy Form should be executed in such a manner as to show clearly whether you desire or oppose or abstain from voting on the Company’s Resolutions, or any of them, as the case may be. Only the registered holders of record of American Depositary Receipt(s) as of the close of business on October 20, 2026, will be entitled to execute the attached Proxy Form.

If no American Depositary Receipt Proxy Form is received by the Depositary before 9:00 a.m. New York City time, November 16, 2026, in accordance with the provisions of the Depositary Agreement, you will be deemed to have instructed the Depositary to give a discretionary voting proxy to a person designated by the Company, which for purposes of this meeting is the Chairman of the Company with full power to exercise the voting rights under the Ordinary Shares represented by your American Depositary Receipt(s) and with full power to each of substitution.

The signatory, a registered holder of American Depositary Receipt(s) representing Ordinary Shares of the Company of record on October 20, 2026, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by American Depositary Receipt(s), in accordance with the instructions given at the Meeting.

NOTE: In order to have the aforesaid shares voted, this Proxy Form MUST be returned before 9:00 a.m. New York City time, on November 16, 2026.

Please Note: The Notice of Annual General Meeting and the Annual Report are available for viewing on the Company’s website https://ir.ifeng.com/. JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PHOENIX NEW MEDIA LIMITED - 701061 - COMMON